July 28, 2010
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Lennar Corporation Registration Statement on Form S-4 Filed June 18, 2010 File No. 333-167622
     The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 13, 2010, regarding the above referenced Registration Statement (the “Registration Statement”). For your convenience, the Staff’s comment precedes each response.
Comment #1
Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Response #1
Amendment No. 1 to the Registration Statement contains financial information as of May 31, 2010, the date of the financial information contained in Lennar’s most recently filed Quarterly Report on Form 10-Q.
Comment #2
We note that you are registering Series B 6.950% senior secured notes due 2018 and their guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

July 28, 2010

Response #2
Lennar confirms that it is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (May 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) SEC No-Action Letters. Simultaneously with the filing of this letter, Lennar will file a supplemental letter containing the statements and representations requested by the Staff.
Comment #3
Please revise the body of the prospectus to disclose that any party acquiring securities in the exchange offer will acknowledge the following:
•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;
•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;
•	The party is not an affiliate of the issuer; and
•	The party is not engaged in and does not intend to engage in a distribution of the new securities.
Response #3
Pages 6 and 16 of Amendment No. 1 to the Registration Statement contain the acknowledgments requested by the Staff.
Comment #4
We note disclosure in the first paragraph [on page 3]. Please revise to disclose the following on the cover page of the prospectus:
•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and
•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the new exchange offer, as supplemented or amended, in connection with resales of the new securities.
Response #4
The cover page of the prospectus in Amendment No. 1 to the Registration Statement contains the disclosures requested by the Staff.

July 28, 2010

Comment #5
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor.
Response #5
The reference to the safe harbor has been removed from page 3 of Amendment No. 1 to the Registration Statement.
Comment #6
Based on disclosure on page 15 of the prospectus, we note that the offer will expire at 5:00 p.m., rather than midnight, on a date to be identified. Please confirm supplementally that the offer will be open at least through midnight of the twentieth business day to ensure compliance with Rule 14e-1(a). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response #6
The exchange offer will expire at 5:00 p.m. on the twenty-first business day following commencement of the offer. Accordingly, Lennar confirms that the exchange offer will be open at least through midnight of the twentieth business day to ensure compliance with Rule 14e-1(a). Lennar also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Comment #7
Please remove undertaking C on page II-3, as it does not appear to be applicable.
Response #7
Undertaking C has been removed from page II-3 in Amendment No. 1 to the Registration Statement.
     Please be advised that unless the Staff has further comments regarding the Registration Statement, Lennar intends to request acceleration of the effectiveness of the Registration Statement to August 6, 2010. It will do that in a separate letter that will contain the representations described in the letter from the Staff.
     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,
/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary Lennar Corporation

cc: Sherry Haywood
      Dietrich King